Exhibit 99.1

Fang Engages KPMG As Its Independent Registered Public Accountant

BEIJING, July 18, 2018 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or the "Company"), the leading real estate Internet portal in China, today announced that it appointed KPMG Huazhen LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2018 to replace Ernst & Young Hua Ming LLP, effective immediately.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Jessie Yang

Director, Investor Relations

Phone: +86-10-5631-8805

Email: jessieyang@fang.com